For Immediate Release

CNSX:QSS

.

QMI Announces Appointment of Thomas Kennedy to Board of Directors

February 23 2011, VANCOUVER, BC: QMI SEISMIC INC. (CNSX: QSS) (the “Company” or “QMI”)

announces the appointment of Mr. Thomas Kennedy to the Board of Directors.  Mr. Kennedy brings over 20 years of experience as a director and officer of various public companies. He currently is a director and/or officer of several publicly listed companies providing legal, management and financial services.

The Company also announces that it has accepted the resignations of Mr. Lucky Janda and Mr.

Raymond Wood from its Board of Directors.

About QMI:

QMI is a leading developer, manufacturer, and supplier of advanced commercial, industrial and residential electronic safety systems that detect the presence of gas leaks, water leaks, and seismic vibrations and then signals controls to shut off gas valves, water valves, and power inputs.  QMI holds international patented technology which allows for remote gas and water shutoff as well as many trademarks, certifications, and licenses.  QMI’s seismic detection products are used by some of the world’s largest companies and organizations including NASA and G.E. Rail.  The advanced early warning systems are designed to remotely shut-off utilities in the event of an earthquake and provide early warning to households. For more information visit www.qmitech.com.

On Behalf of the Board:

Navchand Jagpal, President

QMI SEISMIC INC.

1250 West Hastings Street

Vancouver, BC

V6E 2M4

“The statements in this press Release may contain forward looking statements that involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.”

THE CANADIAN NATIONAL STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT  ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS  RELEASE.